UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)*

Under the Securities Exchange Act of 1934

MP Materials Corp.

(Name of Issuer)

Class A common stock, par value of $0.0001 per share

(Title of Class of Securities)

553368101

(CUSIP Number)

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue, New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 553368101

1.	Names of Reporting Persons. QVT Financial LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,501,578
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,501,578
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,501,578
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 7 pages

CUSIP No. 553368101

1.	Names of Reporting Persons. QVT Financial GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,501,578
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,501,578

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,501,578
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 7 pages

Item 1. Security and Issuer

This Amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on November 27, 2020, Amendment No. 1 thereto filed with the SEC by the Reporting Persons on December 23, 2020, Amendment No. 2 thereto filed with the SEC by the Reporting Persons on March 31, 2021, Amendment No. 3 thereto filed with the SEC by the Reporting Persons on September 20, 2021, Amendment No. 4 thereto filed with the SEC by the Reporting Persons on March 11, 2022, Amendment No. 5 thereto filed with the SEC by the Reporting Persons on June 9, 2022 and Amendment No. 6 thereto filed with the SEC by the Reporting Persons on September 8, 2022 (together, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.

Item 4. Purpose of Transaction

On May 5, 2023, Daniel Gold submitted his resignation as a member of the Board of Directors of the Issuer, effective as of May 5, 2023. The resignation was not due to any disagreement with the Issuer on any matter relating to the Issuer’s operations, policies or practices.

The Reporting Persons expect to review on a continuing basis their investment in the Common Shares and the Issuer’s business, affairs, operations, financial position, capital needs, governance, management, strategy and future plans. As part of their review, they may from time to time engage in discussions or otherwise communicate about such matters with others, including, without limitation, members of the Board, management or representatives of the Issuer, other shareholders of the Issuer and other relevant parties. Based on such review and any such communications, as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Persons may, subject to any then existing legal or contractual limitations: (a) purchase additional shares of Common Shares, warrants, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (b) sell all or a portion of the Shares of Common Shares, warrants, options or related derivatives now beneficially owned or hereafter acquired by them; (c) enter into and/or dispose of certain derivative transactions with one or more counterparties and/or (d) to the extent permitted by applicable laws, borrow securities, including the Common Shares, for the purpose of effecting, and effect, short sale transactions, and purchase securities for the purpose of closing out short positions in such securities. In addition, the Reporting Persons may evaluate, discuss and/or take action with respect to plans or proposals that could relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so. None of the Reporting Persons is obligated to take or refrain from taking any action with respect to any plans or proposals that the Reporting Persons may evaluate, discuss or determine to pursue. Accordingly, the Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all action that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments regarding or affecting the Issuer and the general business and future prospects of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The percentage of Common Shares outstanding reported herein is based on 177,620,849 shares outstanding as of May 1, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2023, filed with the SEC on May 5, 2023.

Page 4 of 7 pages

QVT Financial is the investment manager of Saratoga and QVT Family Office Onshore LP and it provides certain investment advisory services for FF Fund. QVT Financial has the power to direct the vote and disposition of the Common Shares held by Saratoga and QVT Family Office Onshore LP and may be deemed to beneficially own the Common Shares held by FF Fund, though it disclaims the power to direct the vote and disposition of FF Fund’s Common Shares. Aggregately, QVT Financial may be deemed to be the beneficial owner of 13,501,578 Common Shares, consisting of the Common Shares owned by Saratoga, QVT Family Office Onshore LP and FF Fund.

QVT Financial GP LLC, as general partner of QVT Financial, may be deemed to beneficially own the same number of Common Shares reported by QVT Financial. Fourth GP, as general partner of FF Fund, may be deemed to beneficially own the aggregate number of Common Shares owned by FF Fund, and accordingly, Fourth GP may be deemed to be the beneficial owner of an aggregate amount of 6,839,564 Common Shares.

Each of the Covered Persons disclaims beneficial ownership of the Common Shares owned by the Reporting Persons.

(c) The reported share amounts for the Reporting Persons reflect amounts as of May 9, 2023.

There have been no transactions in the Common Shares by the Reporting Persons within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Page 5 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2023

QVT FINANCIAL LP

By: QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold
	Name:	Daniel Gold
	Title:	Managing Member

By:	/s/ Meg Eisner
	Name:	Meg Eisner
	Title:	Authorized Signatory

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
	Name:	Daniel Gold
	Title:	Managing Member

By:	/s/ Meg Eisner
	Name:	Meg Eisner
	Title:	Authorized Signatory

Page 6 of 7 pages

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Daniel Gold	QVT Financial LP 888 Seventh Avenue, 43rd Floor New York, New York 10106	Investment Management

Nicholas Brumm	QVT Financial LP 888 Seventh Avenue, 43rd Floor New York, New York 10106	Investment Management

Arthur Chu	QVT Financial LP 888 Seventh Avenue, 43rd Floor New York, New York 10106	Investment Management

Tracy Fu	QVT Financial LP 888 Seventh Avenue, 43rd Floor New York, New York 10106	Investment Management

Page 7 of 7 pages